ANGLO AMERICAN

04036182

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

SUPPL

UNDER

PROCESSING SECTION
SEC MAIL RECEIVED AUG 2004
WASH. DC

3 August, 2004

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Press Release re Anglo Coal signs joint venture agreement dated 2 August 2004.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

PROCESSED
AUG 13 2004
THOMSON
FINANCIAL

K:\Min\Compsec\SEC\announce let to SEC.doc

ANGLO AMERICAN

News Release

2 August 2004

Anglo Coal signs joint venture agreement in China

Anglo American plc announces that Anglo Coal has signed a co-operative exploration contract with Shaanxi Coalfield Geology Bureau ("SCGB") in Shaanxi Province. This is the first contract of its type in Shaanxi between a foreign investor and the Shaanxi coal bureau for exploration.

The one billion metric ton high energy thermal coal resource is contained within the Xiwan lease and is situated in the Yushen Coalfield, part of the Ordos Coal basin, one of the largest coal basins in the world. It is a multi-seam coal deposit potentially mineable by truck and shovel open cut methods. The coal will be mainly used in Shaanxi Province and is suitable for chemical conversion and power generation.

The exploration contract has been awarded to Team 185, part of SCGB, which will employ around 150 people for the drilling of approximately 9,000 metres, 15 km of magnetometer lines and 2 km of seismics between now and mid-November. The cost to Anglo Coal will be close to US$500,000 for its 50% share in this programme. At the completion of the field work, a pre-feasibility study will be undertaken to ascertain the robustness of the project, which on a preliminary assessment by Anglo Coal could support a mine producing 10 to 15 million metric ton per annum.

A six-man management committee, representing both parties, will manage the project. Anglo Coal has appointed a local Chinese field representative.

Background information:

Shaanxi Coalfield Geology Bureau (SCGB)
The SCGB was formed under the Ministry of Coal Industry and is recognised as the discoverer of the extensive coal resources within the Ordos Basin. It is now part of the Shaanxi Government under the management of Director General Wang Shuangming with a staff of 4,000 providing comprehensive coal exploration services. It is the parent of Team 185.

Shaanxi Province and the Xiwan Lease
Shaanxi has a population of approximately 37 million people mostly located in remote rural townships. The capital, Xi'an, with an urban population of 4 million, is 900 km south west of Beijing and was the ancient capital of China through to the Tang

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

dynasty (10th Century) and is recognized as the birth place of China. Xi'an is famous for the Terracotta Warriors, a World heritage site and one of China's premier tourist attractions.

Shaanxi is rapidly becoming one of the major coal producing provinces of China and has additional mineral potential. It is part of the Chinese Central Government's Western Development plan that encourages foreign investment in these regions.

The Xiwan lease is located in the north of Shaanxi Province, approximately 550 km south west of Beijing

Anglo Coal is one of the world's largest private sector coal producers and exporters, producing thermal and metallurgical coals. It has mining operations in South Africa, Australia, Colombia, Venezuela, and an office in China.

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

ANGLO AMERICAN

News Release

2 August 2004

Anglo Coal signs joint venture agreement in China

Anglo American plc announces that Anglo Coal has signed a co-operative exploration contract with Shaanxi Coalfield Geology Bureau ("SCGB") in Shaanxi Province. This is the first contract of its type in Shaanxi between a foreign investor and the Shaanxi coal bureau for exploration.

The one billion metric ton high energy thermal coal resource is contained within the Xiwan lease and is situated in the Yushen Coalfield, part of the Ordos Coal basin, one of the largest coal basins in the world. It is a multi-seam coal deposit potentially mineable by truck and shovel open cut methods. The coal will be mainly used in Shaanxi Province and is suitable for chemical conversion and power generation.

The exploration contract has been awarded to Team 185, part of SCGB, which will employ around 150 people for the drilling of approximately 9,000 metres, 15 km of magnetometer lines and 2 km of seismics between now and mid-November. The cost to Anglo Coal will be close to US$500,000 for its 50% share in this programme. At the completion of the field work, a pre-feasibility study will be undertaken to ascertain the robustness of the project, which on a preliminary assessment by Anglo Coal could support a mine producing 10 to 15 million metric ton per annum.

A six-man management committee, representing both parties, will manage the project. Anglo Coal has appointed a local Chinese field representative.

Background information:

Shaanxi Coalfield Geology Bureau (SCGB)
The SCGB was formed under the Ministry of Coal Industry and is recognised as the discoverer of the extensive coal resources within the Ordos Basin. It is now part of the Shaanxi Government under the management of Director General Wang Shuangming with a staff of 4,000 providing comprehensive coal exploration services. It is the parent of Team 185.

Shaanxi Province and the Xiwan Lease
Shaanxi has a population of approximately 37 million people mostly located in remote rural townships. The capital, Xi'an, with an urban population of 4 million, is 900 km south west of Beijing and was the ancient capital of China through to the Tang

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

dynasty (10th Century) and is recognized as the birth place of China. Xi'an is famous for the Terracotta Warriors, a World heritage site and one of China's premier tourist attractions.

Shaanxi is rapidly becoming one of the major coal producing provinces of China and has additional mineral potential. It is part of the Chinese Central Government's Western Development plan that encourages foreign investment in these regions.

The Xiwan lease is located in the north of Shaanxi Province, approximately 550 km south west of Beijing

Anglo Coal is one of the world's largest private sector coal producers and exporters, producing thermal and metallurgical coals. It has mining operations in South Africa, Australia, Colombia, Venezuela, and an office in China.

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

ANGLO AMERICAN

News Release

2 August 2004

Anglo Coal signs joint venture agreement in China

Anglo American plc announces that Anglo Coal has signed a co-operative exploration contract with Shaanxi Coalfield Geology Bureau ("SCGB") in Shaanxi Province. This is the first contract of its type in Shaanxi between a foreign investor and the Shaanxi coal bureau for exploration.

The one billion metric ton high energy thermal coal resource is contained within the Xiwan lease and is situated in the Yushen Coalfield, part of the Ordos Coal basin, one of the largest coal basins in the world. It is a multi-seam coal deposit potentially mineable by truck and shovel open cut methods. The coal will be mainly used in Shaanxi Province and is suitable for chemical conversion and power generation.

The exploration contract has been awarded to Team 185, part of SCGB, which will employ around 150 people for the drilling of approximately 9,000 metres, 15 km of magnetometer lines and 2 km of seismics between now and mid-November. The cost to Anglo Coal will be close to US$500,000 for its 50% share in this programme. At the completion of the field work, a pre-feasibility study will be undertaken to ascertain the robustness of the project, which on a preliminary assessment by Anglo Coal could support a mine producing 10 to 15 million metric ton per annum.

A six-man management committee, representing both parties, will manage the project. Anglo Coal has appointed a local Chinese field representative.

Background information:

Shaanxi Coalfield Geology Bureau (SCGB)
The SCGB was formed under the Ministry of Coal Industry and is recognised as the discoverer of the extensive coal resources within the Ordos Basin. It is now part of the Shaanxi Government under the management of Director General Wang Shuangming with a staff of 4,000 providing comprehensive coal exploration services. It is the parent of Team 185.

Shaanxi Province and the Xiwan Lease
Shaanxi has a population of approximately 37 million people mostly located in remote rural townships. The capital, Xi'an, with an urban population of 4 million, is 900 km south west of Beijing and was the ancient capital of China through to the Tang

dynasty (10th Century) and is recognized as the birth place of China. Xi'an is famous for the Terracotta Warriors, a World heritage site and one of China's premier tourist attractions.

Shaanxi is rapidly becoming one of the major coal producing provinces of China and has additional mineral potential. It is part of the Chinese Central Government's Western Development plan that encourages foreign investment in these regions.

The Xiwan lease is located in the north of Shaanxi Province, approximately 550 km south west of Beijing

Anglo Coal is one of the world's largest private sector coal producers and exporters, producing thermal and metallurgical coals. It has mining operations in South Africa, Australia, Colombia, Venezuela, and an office in China.

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

ANGLO AMERICAN

News Release

2 August 2004

Anglo Coal signs joint venture agreement in China

Anglo American plc announces that Anglo Coal has signed a co-operative exploration contract with Shaanxi Coalfield Geology Bureau ("SCGB") in Shaanxi Province. This is the first contract of its type in Shaanxi between a foreign investor and the Shaanxi coal bureau for exploration.

The one billion metric ton high energy thermal coal resource is contained within the Xiwan lease and is situated in the Yushen Coalfield, part of the Ordos Coal basin, one of the largest coal basins in the world. It is a multi-seam coal deposit potentially mineable by truck and shovel open cut methods. The coal will be mainly used in Shaanxi Province and is suitable for chemical conversion and power generation.

The exploration contract has been awarded to Team 185, part of SCGB, which will employ around 150 people for the drilling of approximately 9,000 metres, 15 km of magnetometer lines and 2 km of seismics between now and mid-November. The cost to Anglo Coal will be close to US$500,000 for its 50% share in this programme. At the completion of the field work, a pre-feasibility study will be undertaken to ascertain the robustness of the project, which on a preliminary assessment by Anglo Coal could support a mine producing 10 to 15 million metric ton per annum.

A six-man management committee, representing both parties, will manage the project. Anglo Coal has appointed a local Chinese field representative.

Background information:

Shaanxi Coalfield Geology Bureau (SCGB)
The SCGB was formed under the Ministry of Coal Industry and is recognised as the discoverer of the extensive coal resources within the Ordos Basin. It is now part of the Shaanxi Government under the management of Director General Wang Shuangming with a staff of 4,000 providing comprehensive coal exploration services. It is the parent of Team 185.

Shaanxi Province and the Xiwan Lease
Shaanxi has a population of approximately 37 million people mostly located in remote rural townships. The capital, Xi'an, with an urban population of 4 million, is 900 km south west of Beijing and was the ancient capital of China through to the Tang

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

dynasty (10th Century) and is recognized as the birth place of China. Xi'an is famous for the Terracotta Warriors, a World heritage site and one of China's premier tourist attractions.

Shaanxi is rapidly becoming one of the major coal producing provinces of China and has additional mineral potential. It is part of the Chinese Central Government's Western Development plan that encourages foreign investment in these regions.

The Xiwan lease is located in the north of Shaanxi Province, approximately 550 km south west of Beijing

Anglo Coal is one of the world's largest private sector coal producers and exporters, producing thermal and metallurgical coals. It has mining operations in South Africa, Australia, Colombia, Venezuela, and an office in China.

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

For further information:

Anglo American - London

Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

ANGLO AMERICAN

News Release

2 August 2004

Anglo Coal signs joint venture agreement in China

Anglo American plc announces that Anglo Coal has signed a co-operative exploration contract with Shaanxi Coalfield Geology Bureau ("SCGB") in Shaanxi Province. This is the first contract of its type in Shaanxi between a foreign investor and the Shaanxi coal bureau for exploration.

The one billion metric ton high energy thermal coal resource is contained within the Xiwan lease and is situated in the Yushen Coalfield, part of the Ordos Coal basin, one of the largest coal basins in the world. It is a multi-seam coal deposit potentially mineable by truck and shovel open cut methods. The coal will be mainly used in Shaanxi Province and is suitable for chemical conversion and power generation.

The exploration contract has been awarded to Team 185, part of SCGB, which will employ around 150 people for the drilling of approximately 9,000 metres, 15 km of magnetometer lines and 2 km of seismics between now and mid-November. The cost to Anglo Coal will be close to US$500,000 for its 50% share in this programme. At the completion of the field work, a pre-feasibility study will be undertaken to ascertain the robustness of the project, which on a preliminary assessment by Anglo Coal could support a mine producing 10 to 15 million metric ton per annum.

A six-man management committee, representing both parties, will manage the project. Anglo Coal has appointed a local Chinese field representative.

Background information:

Shaanxi Coalfield Geology Bureau (SCGB)
The SCGB was formed under the Ministry of Coal Industry and is recognised as the discoverer of the extensive coal resources within the Ordos Basin. It is now part of the Shaanxi Government under the management of Director General Wang Shuangming with a staff of 4,000 providing comprehensive coal exploration services. It is the parent of Team 185.

Shaanxi Province and the Xiwan Lease
Shaanxi has a population of approximately 37 million people mostly located in remote rural townships. The capital, Xi'an, with an urban population of 4 million, is 900 km south west of Beijing and was the ancient capital of China through to the Tang

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

dynasty (10th Century) and is recognized as the birth place of China. Xi'an is famous for the Terracotta Warriors, a World heritage site and one of China's premier tourist attractions.

Shaanxi is rapidly becoming one of the major coal producing provinces of China and has additional mineral potential. It is part of the Chinese Central Government's Western Development plan that encourages foreign investment in these regions.

The Xiwan lease is located in the north of Shaanxi Province, approximately 550 km south west of Beijing

Anglo Coal is one of the world's largest private sector coal producers and exporters, producing thermal and metallurgical coals. It has mining operations in South Africa, Australia, Colombia, Venezuela, and an office in China.

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

For further information:

Anglo American - London

Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001